SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO RULE 13d-2(a)
(Amendment No. __)*

Nyer Medical Group, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

670711100
(CUSIP Number)

Mark A. Dumouchel
D.A.W., Inc.
13 Water Street
Holliston, MA 01746
(508) 429-8506
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 Pages)
_________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 670711100	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS Mark A. Dumouchel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) N/A (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION MASSACHUSETTS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,000 Shares of Common Stock
	8	SHARED VOTING POWER 2,000 Shares Class A Preferred Stock, carrying 2,000,000 votes 1,000 Shares Class B Preferred Stock, carrying 2,000,000 votes 1,149,300 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 6,000 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER 2,000 Shares Class A Preferred Stock, carrying 2,000,000 votes 1,000 Shares Class B Preferred Stock, carrying 2,000,000 votes 1,149,300 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,000 shares of Preferred Stock, carrying 4,000,000 votes 1,155,300 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100% of Class A Preferred Stock – 25.1% of voting stock of the Issuer
100% of Class B Preferred Stock – 25.1% of voting stock of the Issuer
22.9% of Common Stock
Total:  57.0% of voting stock of the Issuer, including Common Stock and Preferred Stock

14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP NO. 670711100	Page 3 of 8 Pages

Item 1.      Security and Issuer.

The class of equity securities to which this statement relates is the common stock, par value $0.0001 (the “Common Stock”) of Nyer Medical Group, Inc., a Florida corporation (the “Issuer”).  The Class A Preferred Stock, par value $0.001 per share, of the Issuer and the Class B Preferred Stock, par value $0.001 per share, of the Issuer (together, the “Preferred Stock”) carry the right to 1,000 votes and 2,000 votes, respectively, per share on matters voted on by the holders of the Common Stock.  The issuer’s principal executive offices are located at 1292 Hammond Street, Bangor, Maine, 04401.

Item 2.      Identity and Background.

The name of the person filing this statement is Mark A. Dumouchel (“Dumouchel”).  Dumouchel’s residence address is 13 Water Street, Holliston, MA 01746.  Dumouchel’s principal occupation is as President of D.A.W., Inc. (d/b/a Eaton Apothecary), a Massachusetts corporation (“D.A.W.”).

During the last five years, Dumouchel has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Dumouchel is a citizen of the United States.

Item 3.      Source and Amount of Funds or Other Consideration.

In August 1996, the Issuer and certain shareholders of D.A.W. (Dumouchel, David Dumouchel, Wayne Gunter, Donato Mazzola, Michael Curry and Lucille Curry; collectively, the "Minority Shareholders") entered into an agreement (the "1996 Agreement") providing in relevant part for the Issuer's purchase of the Minority Shareholders' interest D.A.W. and F.M.T. Franchise Co., Inc. (together with D.A.W., the “Subsidiaries”) to be completed in August 2006, if such purchase was so requested by the Minority Shareholders. The Issuer owns 80% of the outstanding shares of the Subsidiaries, while the Minority Shareholders own, in the aggregate, the remaining 20%. In August 2006, at the Issuer's request, the Issuer and the Minority Shareholders entered into an agreement (the "2006 Agreement") which in relevant part extended until as late as July 2007, the Issuer's obligations to complete the purchase of the Minority Shareholders' interest in the subsidiaries with payment of $4 million in immediately available funds. The Issuer was unable to satisfy its purchase obligations under the 2006 Agreement.  On  December 20, 2007, the Issuer entered into a new agreement with D.A.W. and the Minority Shareholders (the "2007 Agreement") in order to allow for a series of transactions, which, when completed and realized upon over time will together with other related transactions (by and between the Issuer and Samuel Nyer and certain of his family members (the “Nyer Family”)), satisfy the Issuer's obligations under the 2006 Agreement and the 1996 Agreement. The transactions called for by the 2007 Agreement and certain related transactions (together, the "Equity Transactions") are summarized in Item 4 below.

SCHEDULE 13D

CUSIP NO. 670711100	Page 4 of 8 Pages

 As an inducement to the Minority Shareholders to enter into 2007 Agreement, and in consideration thereof, the Minority Shareholders and Samuel Nyer entered into a Voting Agreement (the “Voting Agreement”) pursuant to which Samuel Nyer irrevocably appointed Dumouchel as its lawful attorney and proxy in respect of any meeting of the shareholders of Issuer called to vote upon the Equity Transactions, or at any adjournment or postponement thereof, or in any other circumstances upon which a vote, consent or other approval with respect to the Equity Transactions is sought, to vote certain of  the voting shares of the Issuer beneficially owned by him in favor of the adoption by Issuer of the Equity Transactions and the approval of the related agreements and the transactions contemplated thereby.  Shared voting power with respect to 1,000 Class A Preferred Shares, 2,000 Class B Preferred Shares, 89,300 shares of Common Stock and 1,060,000 shares of Common Stock underlying vested options beneficially owned by Samuel Nyer (collectively, the “Shares”) was obtained through execution of the Voting Agreement.  In addition, Dumouchel may be deemed to have shared dispositive power over the shares since  pursuant to the terms of the Voting Agreement, without Dumouchel’s prior written consent, Samuel Nyer may not (i) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any Shares, (ii) sell, assign, transfer, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect sale, assignment, transfer, encumbrance or other disposition of, any Shares, except as may be specifically required by court order (in which case the transferee or party obtaining voting power over the Shares shall be bound by this Voting Agreement) or (iii) seek or solicit any such sale, assignment, transfer, encumbrance or other disposition or any such contract, option or other arrangement or understanding.

Dumouchel has not expended any funds in connection with the execution of the Voting Agreement.  The Shares are beneficially owned by Samuel Nyer.

The foregoing descriptions of the 2007 Agreement and the Voting Agreement do not purport to be complete and are qualified in their entirety by reference to such agreements.  A copy of the 2007 Agreement and the Voting Agreement, attached hereto as Exhibits 1-3, are incorporated by reference as Exhibit 10.1 and Exhibit 10.3, respectively, to Issuer’s Current Report on From 8-K filed with the Securities and Exchange Commission on December 26, 2007.

Item 4.      Purpose of Transaction.

As described in Item 3 above, this statement is being filed in connection with the Voting Agreement between Dumouchel and the other parties thereto in connection with the Equity Transactions.  In connection with the execution of the 2007 Agreement, Nyle International Corp. (“Nyle”) also entered into a voting agreement pursuant to which it agreed to vote all 781,000 shares of Common Stock owned by it in favor of the Equity Transactions.

When the Equity Transactions are completed, the following will occur:

SCHEDULE 13D

CUSIP NO. 670711100	Page 5 of 8 Pages

•
the Issuer will purchase from the family of Samuel Nyer all of the shares of the Preferred Stock held by them (representing all of the issued and outstanding shares of Preferred Stock) in exchange for a promissory note in the amount of $400,000, and all such shares will be cancelled; and

•
the Issuer will purchase from the Minority Shareholders all of the shares of D.A.W. held by them (representing twenty percent (20%) of the issued and outstanding shares of D.A.W.) in exchange for (i) shares of a newly-created series of convertible Class B preferred stock which will initially be convertible into 218,000 shares of Common Stock, subject to adjustment, and which will have the same aggregate voting rights as currently held by the Nyer Family under the outstanding Preferred Stock (ii) $1,750,000 in cash (which the Issuer would borrow from D.A.W. and which is anticipated to be funded by one of D.A.W.’s major suppliers through increased available cash flow, as a result of the extension of payment terms), (iii) a promissory note in the amount of $350,000, and (iv) a convertible promissory note in the amount of $1,500,000, which would be convertible into shares of Common Stock at an initial conversion price of $1.84 per share, subject to adjustment.

As conditions to the closing of the Equity Transactions, prior to or concurrent with completion of the Equity Transactions, the following related events must occur:

•	F.M.T. Franchise Co., Inc., an 80% owned subsidiary of the Issuer, will be merged into D.A.W.;
•
Karen L. Wright will resign as the Issuer’s President (but she will continue to serve as Vice President of Finance, Secretary and Treasurer) and Dumouchel will be appointed President and CEO of the Issuer;

•	Dr. Kenneth Nyer, Donald Lewis and Ms. Wright will resign from the Board and Dumouchel and David Dumouchel will be appointed to the Board;
•
Each of Messrs. Mark Dumouchel, David Dumouchel, Wayne Gunter, Donato Mazzola and Michael Curry will enter into employment agreements with the Issuer and/or D.A.W. pursuant to which they will each be granted 12,000 stock options under the Issuer’s 2002 Stock Option Plan; and

•
The Issuer will enter into a Registration Rights Agreement with respect to certain shares of common stock of the Issuer to be held by the Minority Shareholders or to be issued to them upon conversion of the preferred stock and notes or exercise of options described above.

It is also a condition to the Minority Shareholders’ obligation to complete the Equity Transactions that purchase from Nyle 597,827 shares of the Issuer’s common stock.

Under applicable rules of the Nasdaq Stock Market (i) the Equity Transactions may, taken as a whole, be deemed to be a “change of control” of the Issuer and (ii) the issuance of

SCHEDULE 13D

CUSIP NO. 670711100	Page 6 of 8 Pages

shares of the new series of convertible Class B preferred stock and/or the issuance of the convertible promissory note may be deemed (taking into account the anti-dilution provisions thereof) to be an issuance of securities convertible into Common Stock equal to 20% or more of the Common Stock outstanding for less than the market value of the stock.

Item 5.      Interest in Securities of the Issuer.

(a) and (b).  Other than those shares that may be deemed to be beneficially owned in connection with the Voting Agreement, Dumouchel beneficially owns (with sole right to vote and to dispose of) vested options to acquire 6,000 shares of Common Stock, representing less than 1% of the Issuer’s outstanding voting shares.

As a result of the Voting Agreement, Dumouchel may be deemed to have the power to vote up to an additional 5,149,300 shares in favor of approval of the Equity Transactions and related agreements, and thus, for the purpose of Rule 13d-3 promulgated under the Exchange Act, Dumouchel may be deemed to be the beneficial owner of an aggregate of 5,155,300 shares. All shares of Common and Preferred Stock that may be deemed to be beneficially owned by Dumouchel constitute 57.0% of the voting shares of the Issuer as of December 22, 2007.

Dumouchel (i) is not entitled to any rights as a shareholder of Issuer as to the Shares and (ii) disclaims all beneficial ownership of such Shares.

Except as set forth in this Item 5, Dumouchel does not own beneficially any shares of the Issuer.

(c) Except for the agreements described above, to the knowledge of Dumouchel, no transactions in the class of securities reported have been effected during the past 60 days by any person.

(d) To the knowledge of Dumouchel, no other person besides himself, Samuel Nyer and those persons for whose shares Samuel Nyer reports beneficial ownership has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Issuer reported herein.

(e) Inapplicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except for the arrangements described in Items 3, 4 or 5 of this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the reporting persons or, to the knowledge of the reporting persons, any other person or entity referred to in Item 2, or between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees,

SCHEDULE 13D

CUSIP NO. 670711100	Page 7 of 8 Pages

joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.      Material to be Filed as Exhibits.

The following documents are filed as exhibits to this statement:

1.              First Amended and Restated Agreement, dated as of December 20, 2007, by and among the Issuer, D.A.W., Inc., certain stockholders of D.A.W., Inc. and a stockholder of F.M.T. Franchise Co., Inc. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed on December 26, 2007)

2.              Voting Agreement, dated as of December 20, 2007, by and among the Issuer, Mark Dumouchel, as proxy, certain stockholders of D.A.W., Inc. and a stockholder of F.M.T. Franchise Co., Inc. (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed on December 26, 2007)

SCHEDULE 13D

CUSIP NO. 670711100	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 28, 2007	MARK DUMOUCHEL

By: /s/ Mark A. Dumouchel
Mark A. Dumouchel